Mail Stop 3561

April 24, 2009

Via Fax & U.S. Mail

Mr. Robert Köthner
Chief Accounting Officer
Epplestrasse 225
70567 Stuttgart, Germany

> **Re: Daimler AG**
> **Form 20-F for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-14561**

Dear Mr. Köthner:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page F-8

1. We note that your reconciliation of net profit to cash provided by operating activities includes a line item titled "other non-cash expense and income." Please tell us, and disclose in future filings, the nature and amount of the significant components of this line item.

Note 2. Significant Acquisitions and Dispositions of Interests in Companies and Other Disposals of Assets and Liabilities

– Dispositions, page F-21

2. We note your disclosure that Daimler recognized charges of €293 million due to the contract with BBDC and BAIC and €186 million of this amount was paid in 2008. Please tell us and disclose in future filings how the charge of €293 million was calculated or determined and whether that amount is an estimate or the maximum amount that Daimler will owe to BBDC. If the amount may change in the future, please tell us, and disclose in future filings, the estimated range of any additional charge that may be incurred in the future. Also, please disclose when you expect to pay the remaining amount. Additionally, please tell us why you believe it is appropriate to record this charge as part of discontinued operations for the year ended December 31, 2008.

3. We note your disclosure that on February 1, 2008 you sold real-estate properties at Potsdamer Platz to the SEB Group for €1.4 billion and at the same time, entered into leases for approximately half of the sold office space with a non-cancelable lease period ending December 31, 2012. Please tell us if these leases are considered finance or operating leases. If they are finance leases, please tell us why you believe it is appropriate to recognize the entire profit at the time of the sale. Please refer to paragraph 59 of IAS 17.

Note 12. Investments Accounted for Using the Equity Method, page F-36

4. We note your disclosure that in 2008, Daimler's proportionate share in the loss of Chrysler amounts to €1,390 million. It appears that based on this amount, your equity investment may be considered significant under the income test in Rule 3-09 of Regulation S-X, and financial statements of Chrysler would be required to be included with your Form 20-F. Please explain to us how you evaluated the significance of this equity method investment under Rule 3-09 of Regulation S-X. If the investment meets the criteria to be considered a significant investment, please revise your filing to include the required financial statements for all periods in which you held this equity investment.

5. Also, we note that the Company's share of profit and loss from companies accounted for using the equity method of accounting in 2007 totaled €1,053 million. Please tell us the significant components of your income from equity method investments during 2007. We may have further comment upon review of your response.

Note 27. Legal Proceedings, page F-59

6. We note that the Item 9 Legal Proceedings disclosure beginning on page 77 includes disclosure of several legal proceedings and contingencies that are not disclosed in the notes to your financial statements. Specifically, you disclose a proceeding relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and AEG AG in which you indicate that the court order could result in additional expenditures for Daimler AG of approximately €239 million. In light of the fact that this amount would be material to your income statement, we believe a contingency such as this should be disclosed in the notes to the financial statements. Please revise future filings to ensure all legal proceedings and contingencies that meet the requirements of IAS 37 are disclosed in the notes to the financial statements.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE
011-49-711-17-94116